UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                    FORM 6-K

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                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13A-16 or 15D-16 of
                      the Securities Exchange Act of 1934


                                 April 3, 2006

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                                     TDC A/S
             (Exact name of registrant as specified in its charter)


                  NOERREGADE 21, 0900 COPENHAGEN C, DK-DENMARK
                    (Address of principal executive offices)


                                    001-12998
                            (Commission File Number)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]


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NOTICE OF AGM

NOTICE OF ANNUAL GENERAL MEETING IN TDC

The Board of Directors of TDC A/S hereby invites the Company's shareholders to attend the Annual General Meeting, which will be held on


WEDNESDAY APRIL 26, 2006 AT 4:00 PM (CET) IN BELLA CENTERET, EASTERN HALL, CENTER BOULEVARD 5, DK-2300 COPENHAGEN S. The agenda will be as follows:


1. The Board of Directors' report on the activities of the Company during the preceding year. 2. The presentation of the Annual Report together with a resolution for its adoption.

3. A resolution to discharge the Board of Directors and the Executive Committee from their obligations in respect of the Annual Report. 4. A resolution regarding appropriation of profit according to the Annual Report as adopted. 5. Election of members of the Board of Directors and alternates.

6. Election of Auditor.

7. Any proposals from shareholders or the Board of Directors

     a) The Board of Directors proposes that the Annual General Meeting authorizes the Board of Directors - without any pre-emption right for the shareholders of the Company - to issue warrants entitling the holder to subscribe for shares at a nominal value of up to DKK 49,593,790 in the Company and to implement the cash capital increases relating to the warrants.

     b) The Board of Directors proposes that the Annual General Meeting authorizes the Board of Directors - until the next Annual General Meeting - to allow the Company to acquire own shares at a nominal value of up to 10 percent of the share capital of the Company, cf. Section 48 of the Danish Companies Act. The purchase price of the shares in question must not deviate by more than 10 percent from the price quoted on the Copenhagen Stock Exchange at the time of acquisition. In the event the shares are not listed on the Copenhagen Stock Exchange at the time of acquisition, the purchase price must not deviate by more than 10 percent from the market value of the shares at the time of acquisition.

     c) The Board of Directors proposes that the Annual General Meeting authorizes the Board of Directors to distribute interim dividends.

     d) The Board of Directors proposes that items 14(1) and 15(2) of the Articles of Association are changed so that the Board of Directors obtains authorization to elect a Vice Chairman. 8. AOB.


Re item 5 on the agenda: The following members of the Board of Directors are nominated for re-election: Kurt Bjorklund, Lawrence H. Guffey, Oliver Haarmann, Gustavo Schwed and Richard Charles Wilson. Moreover, Vagn Ove S0rensen is proposed elected as member of the Board of Directors.

Ola Nordquist is proposed elected as alternate for Kurt Bjorklund. Jan Nielsen is proposed elected as alternate for Lawrence H. Guffey. Nicholas Gheysens is proposed elected as alternate for Oliver Haarmann. Torsten Winkler is proposed elected as alternate for Gustavo Schwed. Andrew Sillitoe is proposed elected as alternate for Richard Charles Wilson.


Re item 6 on the agenda: The Board of Directors proposes re-election of the Company's auditor, PriceWaterhouseCoopers. Re item 7 a): It is proposed to authorize the Board of Directors to issue warrants entitling the holder to subscribe for shares in the Company at a nominal value of up to DKK 49,593,790. Further, it is proposed to authorize the Board of Directors to implement the cash capital increases relating to the warrants.


In consequence of the proposals, a resolution is proposed to add the following new item 5c to the Articles of Association of the Company:


"(1) The Board of Directors is authorized on one or more occasions to issue warrants entitling the holder to subscribe for shares in the Company at a nominal value of up to DKK 49,593,790. The authority shall be effective until and including 25 April 2011.


(2) The shareholders of the Company shall have no pre-emption right in connection with the issue of warrants according to this authority, as the warrants shall be issued in favour of (i) managers in the Company or its subsidiaries, and (ii) the Chairman and Vice Chairman of the Company as determined by the Board of Directors. The Board of Directors shall determine the specific terms of the warrants issued according to the authority, including terms entitling to subscribe for shares at a favourable price.


(3) The Board of Directors is authorised, in the period until and including 25 April 2011, to increase the share capital of the Company on one or more occasions by up to DKK 49,593,790 in total. The capital increases shall be implemented by cash payment when the warrants are exercised. The shareholders of the Company shall have no pre-emption right to shares issued through the exercise of warrants. Shares, which are subscribed for through the exercise of warrants, shall be registered shares and shall be negotiable instruments and shall carry the same rights and be subject to the same provisions as those applying to the existing shares. The Board of Directors shall determine the specific terms of the capital increases implemented according to the authority."


Re item 7 c): The current authorization to the Board of Directors to distribute interim dividends is valid until the Annual General Meeting on 26 April 2006. Pursuant to the Danish Companies Act the general meeting may now on a permanent basis authorize the Board of Directors to distribute interim dividends and the Board of Directors therefore proposes that the following authorization be included in the Company's Articles of Association as item 5b: "The Board of Directors is authorized by the shareholders' meeting to resolve to distribute interim dividend, provided that the Company's and the group's financial position warrants such distribution."


Re item 7 d): It is proposed that item 14(1), last sentence, of the Articles of Association is changed as follows: "The Board of Directors shall elect a Chairman and a Vice Chairman."


Furthermore, it is proposed that the following be inserted in item 15(2) of the Articles of Association: "In the absence of the Chairman the Vice Chairman shall act as Chairman".


Adoption of the proposals under items 7 a) and 7 d) of the agenda is subject to not less than 2/3 of the votes cast as well as the voting share capital represented at the Annual General Meeting voting in favour of the proposals.


The agenda of the Annual General Meeting, the complete wording of the resolutions to be passed at the Annual General Meeting, and the audited Annual Report 2005 will be available for the shareholders on www.tdc.com/investor and at the Company's offices at N0rregade 21, DK-0900 Copenhagen C from April 3, 2006.


Shareholders must hold an admission card to attend the Annual General Meeting. Admission cards can be ordered directly from Danske Bank A/S on www.danskebank.com/agmtdc, or by filling out the front page of the request form which will be sent by mail and returning it, either by using the enclosed addressed envelope or by fax + 45 43 39 46 69.


Shareholders may grant a proxy to the Board of Directors by filling in the back page of the request form. The completed proxy must be signed and dated separately and may be returned to Danske Bank A/S, either by using the enclosed return envelope or by fax + 45 43 39 46 69.


Requests for admission cards and proxies must state the reference number used by the Danish VP Securities Services A/S (Vaerdipapircentralen A/S) or other documentation in accordance with Article 10 of the Articles of Association and must reach Danske Bank A/S no later than Friday the April 21, 2006 at 4 pm
(CET).


The Board of Directors

BACKGROUND INFORMATION REGARDING CANDIDATES NOMINATED FOR ELECTION TO THE BOARD OF DIRECTORS:

Kurt Bjorklund, Chairman, 37 years old
Msc in economy, 1993, SSEBA, Helsinki,
MBA 1996, INSEAD
Partner in Permira Advisers KB
Chairman of the Board of Directors in Nordic Telephone Company ApS

Lawrence H. Guffey, 37 years old
BA 1990, Rice University
Senior managing partner in The Blackstone Group
Director in Nordic Telephone Company ApS; Axtel SA de CV; CineUK Ltd; New Skies Corp;
Fibernet Inc. and Chairman of the Board of Directors in Kabel BW GmbH.


Oliver Haarmann, 38 years old
BA 1990 Brown University, MBA 1996 Harvard Business School
Managing Director in Kohlberg Kravis Roberts & Co. Ltd
Director in Nordic Telephone Company ApS and A.T.U. Auto-Teile-Unger Holding
GmbH

Gustavo Schwed, 44 years old
BA 1984 Swarthmore College
MBA 1988 Stanford University
Managing director in Providence Equity
Director in Nordic Telephone Company ApS

Richard Charles Wilson, 40 years old
MA, 1988 University of Cambridge, MBA, 1994 INSEAD
Partner in Apax Partners Worldwide LLP
Director in Nordic Telephone Company ApS.

Vagn Ove S0rensen, 46 years old
Master of Economics, Aarhus Business School, Denmark
President and Chief Executive Officer of Austrian Airlines Group
Chairman of the Board of Directors in Brandtex Group A/S, Codan A/S and Codan Forsikring A/S.

For further information please contact TDC Investor Relations on tel. +45 33 43 76 80.

TDC A/S
Noerregade 21
0900 Copenhagen C
DK-Denmark
www.tdc.com

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                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                       TDC A/S
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                                                     (Registrant)

     April 3, 2006                             /s/ FLEMMING JACOBSEN
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        (Date)                                     Flemming Jacobsen
                                                Vice President Treasury